

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


10015666

21 April 2010

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.


cue

Cue Energy Resources Limited

Presentation

April 2010

It's all about performance


Cue Energy Resources Limited

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Cue Energy Statistics


Cue Energy Resources Limited

20 Largest Shareholders

Shareholder	Ordinary Shares	Percentage Held
Todd Petroleum Mining Company Limited	163,103,314	23.52%
UOB Kay Hian Private Limited	115,396,671	16.64%
Octanex NL	43,656,168	6.30%
Todd Tasman Oil Ltd	25,920,000	3.74%
Berne No 132 Nominees Pty Ltd	11,5[illegible]9,397	1.66%
Portfolio Securities Pty Ltd	10,737,130	1.55%
CIMB-GK Securities Pte Ltd	9,217,769	1.33%
Peter Neville Findlay & Richard Norman Martin	8,017,134	1.16%
Mr Colin MacEwan & Ms Bronwyn Beder	7,265,000	1.05%
JP Morgan Nominees Australia Limited	6,012,275	0.87%
ANZ Nominees Limited	5,234,046	0.75%
The Albers Companies Incorporated	4,440,745	0.64%
Ernest Geoffrey Albers	4,010,784	0.58%
Finot Pty Ltd	4,000,000	0.58%
Mr Neil Clifford Abbott & Gellert Ivanson Trustee	3,800,000	0.55%
SCFI Pty Ltd	3,700,000	0.53%
Mr Richard Tweedie	3,159,118	0.46%
Adziel Pty Ltd	3,000,000	0.43%
Charles Arthur John Whyte	2,797,000	0.40%
Peter William Hall	2,600,000	0.38%

Australian Registered Company	
Shareholders	4,883
Listings	Australia New Zealand Papua New Guinea
Ordinary Shares	693,319,718
Top 20 Shareholders	437 Million (63%)
Market Capitalisation @ A27¢	$A187Million
Cash at 31 March 2010	A$ 23.6Million
Project Loan 31/03/2010	US $14.3 Million
Half year profit	A$ 8.4 Million
Employees	7

Top 2 Shareholders	
Todd Petroleum	27%
Singapore Petroleum	16.7%


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Cue Energy Resources Limited

BOARD & MANAGEMENT

160+ Years
of Combined
Oil & Gas Experience

Asset Location Map


Cue Energy Resources Limited

MALAYSIA
INDONESIA
PNG
AUSTRALIA
NEW ZEALAND
OIL, GAS PRODUCTION
Sampang PSC
Cue 15%
CONTINGENT GAS RESOURCE
AC/RL 7
Cue 20%
EXPLORATION
WA-389-P
*Cue 100%
EXPLORATION
WA-359-P
WA-409-P
*Cue 50%
EXPLORATION
WA-360-P
Cue 15%
EXPLORATION
WA-361-P
Cue 15%
* Cue Operator
OIL PRODUCTION
PDL3
Cue 5.568892%
(SE Gobe Unit 3.285651%)
EXPLORATION
PPL190
Cue 10.947%
CONTINGENT GAS RESOURCE
PRL9
Cue 14.894%
CONTINGENT GAS RESOURCE
PRL8
Cue 10.72%
EXPLORATION
T/37P & T/38P
* Cue 50%
EXPLORATION
PEP 51313 & PEP 51149
Cue 20%
OIL PRODUCTION
PMP 38160/ PEP 38413
Cue 5%

Hydrocarbon Inventory

Cue Energy Resources Limited

Oil Reserves/Resources

TOTAL Oil : 3.52 mmbbls

- 2.6 mmbbls (2P) Maari (NZ)
- 0.5 mmbbls (2P) Manaia/ Maari Other (NZ)
- 0.3 mmbbls (2P*) Oyong (Indonesia)
- 0.12 mmbbls (2P) SE Gobe (PNG)

Gas Reserves/ Resources

TOTAL gas : 297 BCF

(52 mmbbls BOE)



- 120 BCF (2P†) Barikewa (PNG)
- 30 BCF (2P†) Kimu (PNG)
- 2.5 BCF (2P†) SE Gobe (PNG
- 120 BCF (2P†) Cash-Maple (Australia)
- 12 BCF (2P†) Wortel (Indonesia
- 12 BCF (2P) Oyong (Indonesia)

*Cue estimate
† 2P equivalent
Volumes at 31/12/2009

Net 2P Production Forecast




Cue Energy Resources Limited
BOEPD
3500
3000
2500
2000
1500
1000
500
0
?
?
?
SE Gobe gas
Barikewa gas
Cash Maple gas
2010
2011
2012
2013
2014
2015
2016
2017
SE Gobe Oil
Oyong Oil
Maari Oil
Manaia, M2A Oil
Oyong Gas
Wortel Gas
Other Gas

Growth Path


Cue Energy Resources Limited

…Australasian & SE Asian Focus

To develop a highly valued E & P company with market capitalisation greater than A$ 1 Billion

Indigenous Growth

Acquisitions/Mergers

EXPLORATION

APPRAISAL

DEVELOPMENT

PRODUCTION

…balanced portfolio

Opportunities for Growth


Cue Energy Resources Limited

	Exploration	Appraisal	Development	Production
LNG SCALE GAS	Carnarvon Basin • Artemis • Caterina	AC/RL7: Cash - Maple PNG: Barikewa		
Oil	NZ: PEP51313 • Matariki • Te Whatu • Pike			NZ: Maari Indonesia: Oyong PNG: SE Gobe
Gas & Condensate	NZ: PEP51149 • Te Kiri • Tohu		Indonesia: Wortel PNG: SE Gobe	Indonesia: Oyong

Opportunities for Growth


Cue Energy Resources Limited

EXPLORATION

Carnarvon Basin Permits


Cue Energy Resources Limited

LEGEND
Oil Field
Gas Field
Cue Operated Permit
Cue Non-Operated Permit
Caterina prospect
WA-389-P
Rose 3D and 2D seismic survey
WA-409-P
WA-359-P
Artemis prospect
WA-361-P
WA-360-P
Planned Wheatstone development
NWSV Existing LNG
Pluto LNG
Gorgon LNG
0
50 km

- 5 permits on trend with major discoveries and new developments
- Significant existing and planned LNG processing capacity in the region
- Possible 3rd party access
- WA-360-P: Artemis -1

  Drilling planned in 2010
- WA-389-P: Caterina -1

  Farmout and possible drilling in 2010/2011

...adjacent to LNG developments

WA-389-P: Prospects & Leads


Cue Energy Resources Limited


WA-389-P
Rose 3D survey
Ezard
Donovans
The Point
Caterina
Mouida
Rockpool
Intimo
Scale 10km

Caterina prospect

- Strong amplitude, AVO response
- Inversion study predicts 80% chan[illegible] of gas
- Significant upside, P_{50} gas in place for all objectives is10.7 TCF

Cue currently negotiating farmout and proposing to drill 2010/2011

Gas-in-Place	Low (Tcf)	Mid (Tcf)	High (Tcf)
Caterina-1 Prospect	2.7	3.9	5.3
Rockpool lead	1.2	1.5	1.9
Ezard lead	0.5	1.6	10.9
(primary Top Mungaroo objective only)			

...potential to supply an LNG development

WA-389-P: Caterina Prospect


Cue Energy Resources Limited


Rose 2D seismic
Rose 3D seismic


WA-389-P
CUE 100%
ROSE 3D Seismic
4300
4400
4500
4600
Scale 5km

Near Top Mungaroo - Depth Map

4300mSS closing contour

- P_{50} GIP @ Top Mungaroo – 4 Tcf
- Significant upside – P_{50} GIP for all objectives ~ 10.7 Tcf


Cue Energy Resources Limited

PEP 51313 - Matariki

- Matariki 3D acquisition in 2Q, 2010
- Te Whatu 2D acquisition in early 2011

JV Participants	Participating Interest
Todd Exploration	50% (Operator)
Horizon Oil (New Zealand) Limited	30%
Cue Taranaki Pty Limited	20%

Source: Todd Petroleum 2010

	Oil in Place Mean (MMstb)	Oil Resource Mean (MMstb)	Solution Gas Mean (BCF)
Matariki structural	366	115	38
Matariki stratigraphic	366	116	140
Pike structural	81	25	19
Te Whatu structural	302	97	29
Pukeko and Paikea	194	63	19

PEP 51149 – Te Kiri


Cue Energy Resources Limited

NEW ZEALAND
Scale 5km
New Plymouth
Kaimiro Gas Field
Goldie Oil Field
Ngatoro Gas and Oil Field
PEP 51149
Cue 20%
Pungarehu
Tohu
Burgess-1
Rahotu-1
Mt Taranaki
Tipoka
3D seismic
Kina
Te Kiri
Te Kiri-1
Kapuni Gas Field
Legend
Cue Permit
Te Kiri 3D
2D Lines
Oil Fields
Prospects
Leads

Source: Todd Petroleum 2009

- Drilling decision on Te Kiri in 3Q, 2010

JV Participants	Participating Interest
Todd Exploration	40% (Operator)
Mighty River Power Gas Investments Ltd	30%
Cue Taranaki Pty Limited	20%
Mosaic Oil Limited	10%

	Mean GIP (Bcf)	Mean Rec. Res. (Bcf)	Mean Cond. Res. (MMbbls)
Te Kiri prospect	272	168	5.6
Tohu lead	401	252	8.5
Pangerahu lead	1400	740	26

T/37P + T/38P
Bass Basin Permits



Cue Energy Resources Limited



Yolla Gas Pipeline
Cormorant 1
Rockhopper 1
Trefoil 1
White Ibis 1
Bass 3
Yolla
NW Nangkero
T/38P
T/37P
Tilana 1
CueBass08 2D seismic area
Pelican
Spikey Beach 1
Peejay 1
Tasmanian Gas Pipeline
Durroon 1
Legend
Cue Permit
Farmout block
Gas Fields
Prospects
Pipelines
Scale 20km



- Recent industry success reported at Trefoil and Rockhopper
- NW Nangkero prospect
  - Potential mean GIP: 372 BCF
  - 20km SE of Yolla field
- Cue seeking to farmout

JV Participants	Participating Interest
Cue Energy Resources Ltd	50% (Operator)*
Exoil Limited	50%*

*10% interest on Spikey Beach Block, Beach Energy Limited 80%

...focus of renewed industry interest

Opportunities for Growth


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Cue Energy Resources Limited

APPRAISAL

Papua New Guinea



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Cue Energy Resources Limited

PNG
AUSTRALIA
Legend
Cue Permit
Oil Fields
Gas Fields
Gas Pipelines
Oil Pipelines
P'nyang
Hides
Juha
Mt Hagen
Goroka
Moran
Agogo
Kutubu
Gobe
PDL3
SE Gobe
PPL190
PRL8
Kimu
Barikewa
PRL9
Kerema
Kumul Oil terminal
PNG LNG
0
100 km
Port Moresby

PRL9 - Barikewa Gas Field



Cue Energy Resources Limited


PRL9
Proposed PNG LNG Pipeline Location
Oil Pipeline
Potential Barikewa-3 location
Scale 10km

- Barikewa is a potentially large resource
  - Toro and Hedinia 2P 700 BCF
  - Mean (all zones unrisked) 1.5 TCF
  - P_{10} (all zones unrisked) 2.6 TCF

  (Source – Oil Search 2009)
- Recently acquired 60km 2D seismic data over field
- Planning to drill Barikewa-3 appraisal well in Q1/Q2 2011

JV Participants	Participating Interest
Santos Ltd	42.553% (Operator)
Oil Search (PNG) Ltd	42.5535%
Cue PNG Ltd	14.894%

...adjacent to PNG LNG infrastructure

AC/RL7 - Cash Maple Gas Field


Cue Energy Resources Limited


Sunrise-
Troubadour
Evan Shoals
Bayu-Undan
200km
Cash-Maple
700km
Crux
Petrel
Darwin
Scott Reef
Ichthys
Blacktip
Calliance
Scale 100km


AC/RL7
Cash-Maple
Field
Cash-1
Pequalin-1
Maple-1
Scale 5km
Modified from PTTEP 2010

Recoverable gas (BCF) POTENTIAL		
1P equiv	2P equiv	3P equiv
290	640	1430

JV Participants	Participating Interest
Cue Energy Resources Ltd	20%
PTTEP	80%*

...future production potential

Opportunities for Growth


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Cue Energy Resources Limited

DEVELOPMENT

Sampang PSC – Indonesia



Cue Energy Resources Limited

MALAYSIA
INDONESIA

MADURA ISLAND
Sampang
Pamekasan
Surabaya
AREA 1
JERUK
Persik
Kentang
OYONG
WORTEL
Pare
AREA 2
AREA 3
Herbras
Paus
AREA 4
Ubur-Ubur
Bangkoang
Flamboyan
Oyong-Grati 14" pipeline
Trans-Java 28" pipeline
MADURA STRAIT
JAVA
Grati
Probolinggo
Besuki
Scale 20km

Legend
- Cue Permit
- Gas Field
- Oil Field
- Prospect
- Gas Pipeline

Wortel Gas Discovery

Cue Energy Resources Limited



Sampang
Pamekasan
SAMPANG PSC

Wortel-1
Wortel-2
Pare Prospect
Oyong Field (3D detail mapping)
Limit of Oyong 3D seismic
1200
1300
1400
1500
1600
Scale 2km
Top Mundu Formation Depth Map

RECOVERABLE GAS POTENTIAL (BCF)		
LOW	MID	HIGH
75	105	130

...tie to Oyong

Opportunities for Growth


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Cue Energy Resources Limited

PRODUCTION

South East Gobe Field - PNG

Cue Energy Resources Limited


PNG
AUSTRALIA

PPL219
Gobe Main Field
Gobe 5
Gobe 4
Gobe 6
Gobe 2X
Gobe 7X
South East Gobe Field
PDL4
PPL206
PDL3
PDL4
SEG 10
SEG 8
Gobe 3X
SEG 13
SEG 14
SEG 5
SEG 12
SEG 11
SEG 2
Saunders_1
SEG UNIT
Wasuma 1
Bilip_1
APRL 14
PPL190
PN99-215
Cobra -1A
Beaver_1
Tabe
PPL190
PPL190
Iehi-1
Scale 20km
Legend
Cue Permit
Oil Field
Gas Field
Prospects/ Leads
Gas Pipeline
Oil Pipeline
Seismic
Fault
Development well

...provides base income

Oyong Development


Cue Energy Resources Limited


JAVA SEA
MADURA
Gresik
Sampang
Sumenep
Surabaya
Wortel
Wellhead
Platform
7km pipeline
FUTURE
DEVELOPMENT
FSO
Production
Barge
Oyong
Platform
OIL
PHASE
MADURA STRAIT
DEVELOPMENT
COMPLETED
PGN pipeline
Onshore gas
Processing plant
60km pipeline
GAS
PHASE
Trans Java pipeline
Grati
Probolinggo
Leces
EAST JAVA

Source: Santos Ltd

JV Participants	Participating Interest
Santos (Operator)	45%
SPC	40%
Cue	15%

...three stage development

Maari Oil Field *New Zealand*


Cue Energy Resources Limited


NEW ZEALAND
PMP38160
PEP38413
Maari -1
Moki -1
Maari -2
Maari Well Head Platform
Moki -2A
Manaia -1
Maui -4
100m
0
5 km


Tui
Maui
Kapuni
Kupe South
Maari
Scale 20km

JV Participants	Participating Interest
OMV (Operator)	69%
Todd	16%
Horizon	10%
Cue	5%

...upside potential in Maari & Manaia

Maari Development Scheme

Cue Energy Resources Limited

Wellhead Platform



Floating Production Storage Offloading (FPSO)



Anchor chains

Subsea Production, Test, Water Injection and Umbilical

Production and water injection wells

...development completed


Cue Energy Resources Limited

Maari Oil Development

- Platform, FPSO installed, Development drilling completed
- First oil 1Q 2009
- Initial rate ~ 35,000 bopd
  Cue share ~ 1,750 bopd
- P_{50} oil reserves ~ 58 million barrels*
  Cue share ~ 2.9 million barrels*
  (area upside ~ 20+ mmbbls)
- Capital cost ~ US$660 million gross
- Cue share ~ US$33 million
- Project loan facility US$20 million

* Cue estimate


Maui-4
Wellhead Platform
Maari-1
7km
2km
Upper Manganui Formation
M2A Sandstone
Moki Sandstone
Lower Manganui Formation
Ngatoro Group
Mangahewa Formation
Manaia Structure
Maari Structure
Source: Horizon

...substantial oil production increase

Activity Timing


Cue Energy Resources Limited

CUE INDICATIVE TIME LINE		2010 1Q	2010 2Q	2010 3Q	2010 4Q	2011 1Q	2011 2Q	2011 3Q	2011 4Q
EXPLORATION SEISMIC									
Barikewa (2D)									
PEP51313 (3D and 2D)	Matariki/ Te Whatu								
PEP51149 (2D)	Pungaheru								
WA-409-P(2D)									
DRILLING									
WA-360-P	Artemis-1								
PRL8	Barikewa-3								
WA-389-P	Caterina-1								
Sampang PSC	Wortel Development								
PEP51313	Matariki -1								
PEP51149	Te Kiri -1								
DEVELOPMENT PROGRAM									
MAARI	Oil Production								
OYONG	Oil Production								
OYONG	Gas Production								
WORTEL	Gas Development				FID*				
WORTEL	Gas Production								


Cue Energy Resources Limited

SUMMARY
WHY INVEST IN CUE

- Balanced portfolio
- Large increase in oil production
- Gas production
- Appraisal drilling
- Exploration drilling
- Quality exploration acreage
- Very large gas upside

It's all about performance